Randgold Resources Limited
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

RESTRICTED STOCK AWARD: NON EXECUTIVE DIRECTORS

In terms of the Company's remuneration for non-executive directors approved by shareholders at the Annual General Meeting on 25 April 2005, an award of $30 000 was made to each non-executive director to be used for the purpose of acquiring restricted stock. The price of the restricted stock calculation was the Nasdaq National Market closing price on 10 May 2005, being US$12.78.

In terms of the policy, 783 shares were issued directly to each non-executive director and 1565 shares would be held as "restricted stock.' Non-executive directors would be entitled to the second tranche, subject to the agreed conditions, on 1 January 2006 and the balance on 1 January 2007.

As a result of the issuance of 783 shares, the change in directors' holdings in the company is as follows:

Director	Shares Awarded	Holding after award	% Shareholding of issued share capital
B H Asher	783	17,203	0.03%
J-A Cramer	783	13,249	0.02%
R I Israel	783	13,249	0.02%
P Liétard	783	783	0.00%
A L Paverd	783	38,649	0.06%